Exhibit 99.1

JUST ENERGY GROUP INC. (THE “CORPORATION”)

Annual Meeting of the holder(s) of Common Shares of the Corporation.

June 28, 2012

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business		Outcome of Vote by Proxy
1.	The election of the nine nominees as directors of the Corporation for the ensuing year:	Carried:

	John A. Brussa	For: 39,302,955	Withheld: 10,526,656
	Ken Hartwick	For: 48,919,488	Withheld: 910,124
	Gordon D. Giffin	For: 44,210,626	Withheld: 5,618,985
	Michael J.L. Kirby	For: 49,603,498	Withheld: 226,114
	Rebecca MacDonald	For: 48,769,410	Withheld: 1,060,202
	R. Roy McMurtry	For: 49,447,307	Withheld: 382,304
	Hugh D. Segal	For: 49,477,531	Withheld: 352,081
	Brian R.D. Smith	For: 49,509,841	Withheld: 319,771
	William F. Weld	For: 49,611,732	Withheld: 217,880
2.	The appointment of Ernst & Young LLP, Chartered Accountants, as Auditors of the Corporation and to authorize the directors of the Corporation to fix their remuneration in that capacity.	Carried For: Withheld	54,368,010 181,930

3.	Approval of an ordinary resolution approving the Corporation’s approach to Executive Compensation as more fully described in the Information Circular.	Carried For: Against:	47,901,817 1,927,795